DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

February 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Marquigny

Re:	Post-Effective Amendment No. 193 to the Registration Statement on Form N-1A of DWS Global Macro Fund (“Fund”), a series of Deutsche DWS International Fund, Inc. (“Registrant”) (Reg. Nos. 002-14400; 811-00642)

Dear Ms. Marquigny,

This letter is being submitted on behalf of the Registrant/Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on February 8, 2023. The Amendment was filed on behalf of the Fund on December 23, 2022 and has an effective date of March 1, 2023.

The Staff’s comments are restated below followed by the Registrant’s/Fund’s responses.

1.	Comment: For funds with multi-class structures that have included fee waivers and/or expense reimbursements in the expense tables, please confirm that you have reviewed the recent guidance from the Staff entitled “Differential Advisory Fee Waivers” and that you have complied with the guidance.

Response: The Registrant confirms that it has reviewed the recent bulletin from the Staff entitled “Differential Advisory Fee Waivers” and believes that it is in compliance with applicable law, rules and regulations with respect to fee waivers and/or expense reimbursements for funds with multi-class structures.

Comments on DWS Emerging Markets Equity Fund:

2.	Comment: In the summary section for DWS Emerging Markets Equity Fund, under “Main Risks” the disclosure for Growth investing risk includes the phrase “depending on changes in market, economic and other factors” at the end of the first sentence. In Item 9 disclosure please clarify the reference to “other factors.”

Response: The disclosure for Growth investing risk has been revised to add the phrase “that could impact expectations of future earnings” after “other factors.”

3.	Comment: In the summary section, under “Main Risks” the disclosure for Securities lending risk includes the following sentence: “A delay in the recovery of loaned securities could interfere with the fund’s ability to vote proxies or settle transactions.” Please clarify how investors are harmed when the fund is unable to settle transactions due to delayed receipt of loaned securities.

Response: The disclosure for Securities lending risk has been revised to add the following sentence: “Delayed settlement may limit the ability of the fund to reinvest the proceeds of a sale of securities or prevent the fund from selling securities at times and prices it considers desirable.”

Comments on DWS Global Macro Fund:

4.	Comment: The contractual fee waiver/expense reimbursement disclosure beneath the expense table is neither required nor permitted by Form N-1A. Please put this disclosure in a footnote to the expense table instead.

Response: We respectfully decline, at this time, to change the presentation of the contractual fee waiver/expense reimbursement disclosure. Instruction 3(e) to Item 3 of Form N-1A permits the disclosure of this information in relation to the expense table: “If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.” Instruction 3(e) and the other Instructions to Item 3 of Form N-1A do not require that such disclosure be provided in a footnote to the expense table.

5.	Comment: Please describe, supplementally, the types of ELNs the Fund will use, including examples of the types of reference assets embodied in their return profiles and advise whether they will be exchange-listed. If the ELNs the Fund will use will not be exchange-listed please describe how you will assess them from a liquidity perspective.

Response: At this time portfolio management for the Fund intends to use ELNs linked to the underlying performance of various equities indices (for example, S&P 500, Nasdaq, MSCI World and similar equities indices). Portfolio management may also use ELNs linked to individual equity securities. The Advisor intends to consider issuers that are investment grade and that are approved by the Advisor’s counterparty risk management team. The ELNs are not expected to be exchange-listed. To mitigate any liquidity concerns, the Fund will seek ELNs linked to liquid and high-volume traded indices or securities and seek to keep a short maturity for any ELN that is linked to an index. ELN issuers also have the option (but not the obligation) to buy back the ELN if the Fund decides to sell it before maturity. The Fund currently intends to classify ELNs as illiquid securities subject to the 15% limitation on investment in illiquid securities.

6.	Comment: Please describe, supplementally, the types of exchange-traded notes (ETNs) the Fund will use, including examples of the types of reference assets embodied in their return profiles.

Response: At this time portfolio management for the Fund expects to use ETNs that track the return of indices (for example, an ETN that tracks the return of the Alerian MLP Index could be used to gain exposure to MLPs without certain tax complications of the master limited partnership structure).

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7.	Comment: The third sentence under “Main investments” states: “There are generally no limits on asset class exposures, provided that risk parameters are met.” Please clarify what risk parameters this is referencing.

Response: The disclosure has been revised to state: “There are generally no limits on asset class exposures, provided that risk parameters set by portfolio management are met.”

8.	Comment: The fourth sentence under “Main investments” states: “The fund may also invest in alternative asset classes (such as real estate, REITs, infrastructure, convertibles, commodities and currencies).” Please delete the words “such as” and identify the alternative asset classes the Fund will rely upon as a principal means of achieving its investment objective.

Response: The words “such as” have been deleted and replaced with “including.” The asset classes listed in the parentheses represent the asset classes the Fund currently intends to use as a principal means of achieving its investment objective.

9.	Comment: Disclosure in the second paragraph under “Main investments” notes that, under normal circumstances, the Fund will have at least 40% of net assets invested in foreign securities. Please supplementally explain how the Fund will calculate derivatives exposure for purposes of the 40% securities exposure calculation.

Response: For purposes of the 40% foreign securities exposure the Fund currently values its derivatives positions based upon the net notional value of each position.

10.	Comment: The third paragraph under “Main investments” notes that the Fund may gain exposure to gold by investing up to 10% of the Fund’s total assets in a wholly-owned subsidiary. Is the 10% limitation a limit on total Fund assets applied to achieve exposure to gold or a limit on the percentage of total Fund assets that may be invested in the subsidiary? For clarity, please revise the disclosure. If overall gold exposure may exceed 10% of the Fund’s total assets (1) affirmatively disclose this, (2) specifically state whether there is a limit on the Fund’s overall gold exposure and, if so, state the relevant percentage of the Fund’s total assets, and (3) identify the instrument types the Fund may use to achieve exposure to gold.

Response: The Fund’s overall exposure to gold will be limited to 10% of its total assets. The disclosure has been revised as follows: “The fund may have exposure to gold in an amount up to 10% of the fund’s total assets. The fund may gain exposure to gold by investing in a wholly-owned subsidiary. . .”

11.	Comment: Under the heading “Derivatives,” in the first sentence please remove the words “for example” from the phrase “(contracts whose value are based on, for example, indices, currencies or securities).” Please confirm supplementally that the Fund will not use ELNs or similar structured instruments to take active currency positions. If the Fund will use them for this purpose, why was the reference to structured notes deleted here? Please include the explanation in your response.

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Response: The disclosure has been revised to define derivatives as “financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index.” Please note that the Fund will not use ELNs or similar structured instruments to take active currency positions.

12.	Comment: Under the heading “Derivatives,” in the second paragraph, if applicable, please add disclosure explicitly stating whether commodities-linked derivatives may be used to achieve exposure to gold and describe the circumstances in which gold-linked derivatives would be particularly beneficial for the Fund.

Response: The disclosure has been revised to state” “Commodities-linked derivatives may also be used to achieve exposure to commodities (excluding gold.)”

13.	Comment: Under “Main Risks,” in the ELN risk disclosure as written, it is not clear why the tax characterization of a fund’s ELN holdings matters to Fund shareholders. Please re-write the last two sentences in plain English. Clearly explain how ELN tax treatment can affect the Fund’s share value and, if applicable, the related and potentially negative income tax consequences on an individual investor’s Fund-related earnings.

Response: The last two sentences in the ELN risk disclosure have been deleted. The Fund does not believe that the federal income tax treatment of ELNs constitutes a principal risk of investing in the Fund.

14.	Comment: The “Main Risks” section includes disclosure labeled Derivatives risk – Options risk. Please consider providing similarly tailored disclosure specific to foreign currency contracts and equity index futures or supplementally explain the impetus for including a separate risk disclosure focused solely on options.

Response: The Derivatives risk – options risk disclosure was added because portfolio management for the Fund may use covered call options to an extent that, in the Fund’s view, could represent a level of risk that warrants additional disclosure. The Fund does not believe that is the case with respect to the other types of derivative instruments that may be used. The Fund believes that the current Derivatives risk disclosure appropriately discloses the risks to the Fund from investing in other types of derivatives.

15.	Comment: The Tax risk disclosure discusses the characterization of certain income from commodities as non-qualifying income. In plain English, please clearly explain how taxation of non-qualified income at the Fund level poses a risk to the value of a shareholder’s investment in the Fund and provide a practical understanding of the magnitude of the risk relative to the value of fund shares.

Response: The disclosure has been revised to add the following sentence: “If the fund fails to qualify as a regulated investment company, all of the fund’s taxable income would be subject to federal income tax at regular corporate rates and all distributions from earnings and profits would be taxable to shareholders as ordinary income.”

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Comments on DWS Global Small Cap Fund:

16.	Comment: At present, put options are the only derivative instrument named in the “Principal Investment Strategies” section. Please identify by name each type of derivative instrument the Fund principally relies upon to achieve its investment objective.

Response: The Fund believes that the current disclosure regarding the Fund’s derivatives usage is appropriate.

17.	Comment: Under “Main risks” please add disclosure specific to the risks of investing in put options. To the extent you add disclosure in the strategy section identifying other derivatives as principal investments, please enhance the risk disclosure with corresponding instrument-specific risk disclosure.

Response: The Fund does not believe that the level at which portfolio management may use put options represents a level of risk that warrants additional disclosure. The Fund believes that the current Derivatives risk disclosure appropriately discloses the risks to the Fund from investing in put options.

Comments on DWS Global Macro Fund in Fund Details:

18.	Comment: Please describe the Fund’s ELN strategy in greater detail. In particular, clarify the circumstances in which the Advisor is likely to view ELNs as more advantageous than equities. What criteria will the Advisor use to make such a decision? What criteria does the Advisor use to weigh potential ELN holdings against one another?

Response: The disclosure has been revised to add the following: “Generally, ELNs may be used when portfolio management believes that they will provide a more attractive yield than the indices or equity securities to which they are linked. ELNs can be customized to provide for higher and/or more frequent distributions relative to the indices or equity securities to which they are linked.”

19.	Comment In Item 9 disclosure, describe how the Fund’s gold exposure will make its existing total return strategy perform more effectively. What aspects of the current strategy will the exposure to gold augment? Also, look through the subsidiary structure to explain the criteria portfolio management will use to select the subsidiary’s gold ETFs and fixed income holdings.

Response: The disclosure has been revised to add the following: “Exposure to gold is intended to diversify the fund’s portfolio in order to reduce volatility and provide downside protection. Selection of the Subsidiary’s investments in gold ETFs involves consideration of various factors, including tracking error, liquidity, issuer, size and risk/return, as applicable.”

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20.	Comment: In Gold-related investment risk please consider adding disclosure tailored to the use of gold-related instruments in the current economic market (given rising inflation, rising interest rates and the status of the US debt ceiling discussions, along with any other factors).

Response: The Fund believes the current disclosure is appropriate.

21.	Comment: Under the heading “The Subsidiary” in the section headed “Who Manages and Oversees the Funds,” please disclose (or direct the Staff to the location of similar disclosure) that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly owned or majority owned by the Fund.

Response: While the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly owned or majority owned by the Fund, the Fund respectfully declines to include such disclosure under “The Subsidiary” heading. The Fund believes the current disclosure is appropriate and does not believe this additional disclosure will be meaningful to an average shareholder. The Fund will review and consider updates to this disclosure in the future.

Comment applicable to all funds:

22.	Comment: With respect to disclosure regarding the use of the internet and the mobile app, please review disclosure changes relating to how investors can buy, sell and exchange shares of various fund classes and confirm that the disclosure revisions are accurate and consistent throughout the document.

Response: The Fund believes the current disclosure is accurate and consistent throughout the document. We will review and consider updates as warranted.

23.	Comment: We note that Class T is not identified in the EDGAR filing, however there are multiple references to Class T throughout the documents. Please review and reconcile as needed and discuss in correspondence how Class T references will be treated in the subsequent amendment filing.

Response: Please note that Class T shares have been terminated and that all references to Class T have been removed from the prospectus and SAI.

24.	Comment: Regarding Part C, Item 30 – Please note that if you were to request acceleration of effectiveness we would require you to revise the response to Item 30 to include the indemnification representation required by Rule 484 of the Securities Act.

Response: The Registrant does not currently intend to request accelerated effectiveness of the Registration Statement.

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If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Senior Legal Counsel

DWS Investment Management Americas, Inc.

cc. John Marten, Vedder Price PC

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